                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 4)*
                                             ---

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   NuCo2 Inc.
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)

                                    629428103
                   -----------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
            --------------------------------------------------------
            (Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 629428103                                            Page 2 of 5 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
    Persons

        William P. Egan
--------------------------------------------------------------------------------
(2) Check The Appropriate Box If A Member Of A Group                         (a)
                                                                             (b)
--------------------------------------------------------------------------------
(3)     SEC Use Only

--------------------------------------------------------------------------------
(4)     Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
Number Of Shares     (5) Sole Voting Power         131,000  PLEASE ALSO REFER TO
Beneficially Owned                                          ATTACHMENT A
By Each Reporting
Person With          (6) Shared Voting Power       331,000  PLEASE ALSO REFER TO
                                                            ATTACHMENT A

                     (7) Sole Dispositive Power    131,000  PLEASE ALSO REFER TO
                                                            ATTACHMENT A

                     (8) Shared Dispositive Power  331,000  PLEASE ALSO REFER TO
                                                            ATTACHMENT A

(9)    Aggregate Amount Beneficially Owned By Each Reporting Person

       791,100 Please also refer to Attachment A, Footnote 7
--------------------------------------------------------------------------------
(10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
(11)   Percent Of Class Represented By Amount In Row (11)

         9.07% - Please also refer to Attachment A
--------------------------------------------------------------------------------
(12)   Type Of Reporting Person

               IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)      Name of Issuer: NuCo2, Inc. ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:
                  2800 Southeast Market Place
                  Stuart, FL  34997


Item 2.

(a)      Name of Person Filing:

         William P. Egan

(b)      Address of Principal Business Office:

         c/o Burr, Egan, Deleage & Co.
         200 Clarendon St.  Floor 51
         Boston, MA  02116

(c)      Citizenship/Place of Organization:

         USA

(d)      Title of Class of Securities: Common Stock

(e)      CUSIP Number: 629428103

Item 3.  This statement is filed pursuant to Rule 13d-1(c)

Item 4.  Ownership.

   (a) Amount Beneficially Owned: 791,100 Please also refer to Attachment A

   (b) Percent of Class: 9.07%

   (c) Number of shares as to which such person has:

          PLEASE ALSO REFER TO ATTACHMENT A

          (i)   sole power to vote or to direct the vote: 131,000

          (ii)  shared power to vote or to direct the vote: 331,000

          (iii) sole power to dispose or to direct the disposition of: 131,000

          (iv)  shared power to dispose or to direct the disposition of: 331,000

Item 5.   Ownership of Five Percent or Less of a Class

Not applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Please refer to Attachment A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.    Identification and Classification of Members of the Group

Not applicable

Item 9.    Notice of Dissolution of Group

Not applicable

Item 10.   Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002



By: /s/ William P. Egan
   -------------------------
       William P. Egan

                                  ATTACHMENT A

                                   NuCo2 Inc.

                COMMON STOCK OWNERSHIP TABLE AS OF DECEMBER 31, 2001


A) Shares Owned by / Affiliated with William P. Egan

Beneficial Owner (issued in the name of)             # of Shares       Date Acquired
---------------------------------------              -----------       -------------

William P. Egan                                      131,000           Various times from 6/29/98 thru 4/19/00
The William P. Egan 1985 Children's Trust (1)(2)      83,750           Various times from 6/29/98 thru 12/31/98
The William P. Egan 1986 Children's Trust (1)(2)      62,050           Various times from 6/29/98 thru 4/24/00

                                    Total:           276,800

B) Shares Owned by / Affiliated with Craig L. Burr

Beneficial Owner (issued in the name of)             # of Shares       Date Acquired
---------------------------------------              -----------       -------------
Craig L. Burr                                        131,000           Various times from 11/4/97 thru 6/12/98
The Craig L. Burr 1986 Children's Trust (3)(4)       131,000           Various times from 11/4/97 thru 6/12/98
The Craig L. Burr 1986 Children's Trust (3)(4)       200,000           5/24/99
Matthew Burr  (5)                                     26,150           7/22/98 and 7/24/98
Lander Burr   (6)                                     26,150           7/22/98 and 7/24/98

                                    Total:           514,300

Note:
-----
Craig Burr was also granted a Director's Stock Option on May 26, 1999 (the date he became a director) for 6,000 shares of Common Stock and on January 2, 2001 for 10,000 shares (for a total of 16,000 shares).

C) Summary
                                                               Total # of Shares

                                                              -----------------
         William P. Egan & affiliated entities                       276,800
         Craig L. Burr & affiliated entities                         514,300

                                    Total:                           791,100 (7)

Total shares of NuCo2 issued & outstanding:  8,725,317                     9.07%



(1) of which Mr. Egan, a principal of Burr, Egan, Deleage & Co. (a venture capital firm founded by Mssrs. Craig L. Burr, William P. Egan and Jean Deleage), is neither a trustee nor claims any beneficial ownership.

(2) of which Mr. Burr, a principal of Burr, Egan, Deleage & Co. (a venture capital firm founded by Mssrs. Craig L. Burr, William P. Egan and Jean Deleage), is a trustee but disclaims all beneficial ownership.

(3) of which Mr. Burr, a principal of Burr, Egan, Deleage & Co. (a venture capital firm founded by Mssrs. Craig L. Burr, William P. Egan and
     Jean Deleage), is neither a trustee nor claims any beneficial ownership.

(4) of which Mr. Egan, a principal of Burr, Egan, Deleage & Co. (a venture capital firm founded by Mssrs. Craig L. Burr, William P. Egan and
     Jean Deleage), is a trustee but disclaims all beneficial ownership.

(5) of which Matthew Burr, a son of Craig L. Burr, is the beneficial owner and to which Craig L. Burr disclaims beneficial ownership.

(6) of which Lander Burr, a son of Craig L. Burr, is the beneficial owner and to which Craig L. Burr disclaims beneficial ownership.

(7) Mr. Burr and Mr. Egan may consult with each other in connection with the acquisition and disposition of shares of NuCo2 Inc.